Exhibit 99.2

CARDIOME PHARMA CORP.

Interim Consolidated Financial Statements

Three months ended March 31, 2018 and 2017

(Unaudited)

CARDIOME PHARMA CORP.

Interim Consolidated Balance Sheets

(In thousands of U.S. dollars, except share amounts)

	March 31, 2018	December 31, 2017

Assets

Current assets:
Cash and cash equivalents	$13,603	$22,081
Restricted cash (note 5)	2,155	2,100
Accounts receivable, net of allowance for doubtful accounts of $124 (2017 - $125)	7,448	6,383
Inventories (note 6)	6,127	6,427
Prepaid expenses and other assets	1,154	961
	30,487	37,952

Property and equipment (note 7)	603	416
Intangible assets (note 8)	27,349	27,806
Goodwill	318	318
Deferred income tax assets	320	320
	$59,077	$66,812

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 9)	$7,469	$7,701
Current portion of deferred revenue	213	207
	7,682	7,908

Long-term debt, net of unamortized debt issuance costs and discount (note 10)	39,210	40,000
Deferred revenue	2,889	2,502
Other long-term liabilities	205	212
	49,986	50,622

Stockholders’ equity:
Common stock	354,112	353,483
Authorized - unlimited number without par value
Issued and outstanding – 34,868,962 (2017 – 34,637,312) (note11)
Additional paid-in capital (note 12)	39,330	38,443
Deficit	(401,625)	(392,865)
Accumulated other comprehensive income	17,274	17,129
	9,091	16,190
	$59,077	$66,812

Contingencies (note 13)

Subsequent event (note 15)

See accompanying notes to the interim consolidated financial statements.

2

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Operations and Comprehensive Loss

For the three months ended March 31, 2018 and 2017

(In thousands of U.S. dollars, except share and per share amounts)

(Unaudited)

	March 31, 2018	March 31, 2017
Revenue:
Product and royalty revenues	$6,518	$5,153
Licensing and other fees	25	46
	6,543	5,199
Cost of goods sold	2,301	1,636
Gross margin	4,242	3,563
Expenses:
Selling, general and administration	10,902	8,220
Amortization and depreciation (notes 7 and 8)	955	835
	11,857	9,055
Operating loss	(7,615)	(5,492)

Other expense:
Interest expense	1,063	787
Other expense	113	78
Foreign exchange gain	(386)	(67)
	790	798
Loss before income taxes	(8,405)	(6,290)
Income tax expense	55	43
Net loss	$(8,460)	$(6,333)

Other comprehensive loss:
Foreign currency translation adjustments	145	86
Comprehensive loss	$(8,315)	$(6,247)
Loss per common share
Basic and diluted	$(0.24)	$(0.20)
Weighted average common shares outstanding
Basic and diluted	34,653,514	31,893,442

See accompanying notes to the interim consolidated financial statements.

3

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Stockholders’ Equity

(In thousands of U.S. dollars, except number of common shares)

(Unaudited)

	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2016	31,884,420	$344,928	$35,812	$(363,054)	$16,338	$34,024
Net loss	-	-	-	(29,811)	-	(29,811)
Issuance of common stock	2,453,051	8,487	-	-	-	8,487
Share issue costs	-	(1,072)	-	-	-	(1,072)
Common stock issued upon exercise of options	265,495	384	-	-	-	384
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	-	360	(360)	-	-	-
Reallocation of stock-based compensation liability arising from stock-based compensation related to exercise of options	-	29	-	-	-	29
Issuance of common shares on vesting of restricted share units, net of tax	34,346	367	(432)	-	-	(65)
Issuance of warrants	-	-	1,200	-	-	1,200
Stock-based compensation expense	-	-	2,223	-	-	2,223
Foreign currency translation adjustments	-	-	-	-	791	791
Balance at December 31, 2017	34,637,312	353,483	38,443	(392,865)	17,129	16,190
Adoption of accounting standards (note 2)	-	-	-	(300)	-	(300)
				(393,165)		15,890
Net loss	-	-	-	(8,460)	-	(8,460)
Common stock issued upon exercise of options (note 11)	219,749	258	-	-	-	258
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	-	226	(226)	-	-	-
Issuance of common shares on vesting of restricted share units, net of tax (note 11)	11,901	145	(166)	-	-	(21)
Issuance of warrants (note 10)	-	-	936	-	-	936
Stock-based compensation expense	-	-	343	-	-	343
Foreign currency translation adjustments	-	-	-	-	145	145
Balance at March 31, 2018	34,868,962	$354,112	$39,330	$(401,625)	$17,274	$9,091

See accompanying notes to the interim consolidated financial statements.

4

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2018 and 2017

(In thousands of U.S. dollars)

(Unaudited)

	March 31, 2018	March 31, 2017
Operating activities:
Net loss	$(8,460)	$(6,333)
Items not affecting cash:
Amortization and depreciation (notes 7 and 8)	955	835
Accretion of long-term debt (note 10)	(241)	46
Interest paid in-kind on long-term debt (note 10)	408	-
Stock-based compensation expense (note 12)	395	393
Write-down of inventory (note 6)	118	70
Unrealized foreign exchange gain	(528)	(172)
Changes in operating assets and liabilities:
Accounts receivable	(890)	729
Inventories	312	(1,131)
Prepaid expenses and other assets	(177)	(183)
Deferred revenue	(25)	(46)
Accounts payable and accrued liabilities	(387)	(848)
Other long-term liabilities	(8)	(8)
Net cash used in operating activities	(8,528)	(6,648)

Investing activities:
Purchase of property and equipment	(202)	-
Purchase of intangible assets	-	(12)
Net cash used in investing activities	(202)	(12)

Financing activities:
Issuance of common stock upon exercise of stock options (note 11)	258	20
Income tax withholdings on vesting of restricted share units	(21)	(2)
Financing fees on issuance of long-term debt (note 10)	(21)	-
Payment of deferred consideration	-	(598)
Net cash provided by (used in) financing activities	216	(580)

Decrease in cash, cash equivalents, and restricted cash during the period	(8,514)	(7,240)
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	91	75
Cash, cash equivalents, and restricted cash, beginning of period	24,181	29,305
Cash, cash equivalents, and restricted cash, end of period (note 5)	$15,758	$22,140

Supplemental cash flow information:
Interest paid	$897	$747
Cash paid (received) for income taxes	16	(388)

See accompanying notes to the interim consolidated financial statements.

5

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 and 2017

1.	Basis of presentation:

Cardiome Pharma Corp. (the “Company”) was incorporated under the Company Act (British Columbia) on December 12, 1986 and was continued under the laws of Canada on March 8, 2002. Cardiome is a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life. Cardiome strives to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. Cardiome currently has two marketed, in-hospital cardiology products, Brinavess® (vernakalant IV), for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and Aggrastat® (tirofiban HCl), a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome, which are commercially available in markets outside of the United States. Cardiome has licensed a European-approved antibiotic, Xydalba™ (dalbavancin), a second generation, semi-synthetic lipoglycopeptide for the treatment of acute bacterial skin and skin structure infections in adults. Cardiome has also licensed Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community-acquired and hospital-acquired pneumonia. In addition, Cardiome has also licensed commercialization rights to a pre-registration drug/device combination product, Trevyent®, for the treatment of pulmonary arterial hypertension in certain regions outside the United States and commercialization rights to cardiology products Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, in certain European countries.

As of March 31, 2018, the Company had $13,603 in cash and cash equivalents, compared to $22,081 at December 31, 2017. The Company has a history of incurring operating losses and negative cash flows from operations. The Company will have sufficient capital to fund its current planned operations during the twelve-month period subsequent to the issuance of these interim consolidated financial statements but will not retain sufficient cash to meet its minimum liquidity requirements under its long-term debt agreement. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year from the interim consolidate financial statements issuance date. The accompanying financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

As of the issuance date of these interim consolidated financial statements, the definitive arrangement agreement described in note 15 has been approved by the Company’s shareholders and the Company received C$24,500 upon closing.

6

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 and 2017

2.	Summary of significant accounting policies:

The accounting policies and methods of computation applied by the Company in these interim consolidated financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2017, except as described below.

On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers and all the related amendments (“new revenue standard”) to all contracts using the modified retrospective method.  The Company has recognized the cumulative effect of applying the new revenue standard as an adjustment to the opening balance of retained earnings.  The comparative information will not be restated and will continue to be reported under the accounting standards in effect for those periods.  The Company does not expect the adoption of the new revenue standard to have a material impact to its statement of operations and comprehensive loss and to its statement of cash flows on an ongoing basis. A majority of the Company’s revenue continues to be recognized when products are shipped from its warehousing and logistics facilities.  There is expected to be no changes to the treatment of cash flows and cash will continue to be collected in line with contractual terms under the new revenue standard. The cumulative effect of the adoption of the new revenue standard on the Company’s consolidated January 1, 2018 balance sheet is summarized in the following table:

	December 31, 2017	Adjustments	January 1, 2018

Deferred revenue	$2,502	$300	$2,802
Deficit	$(392,865)	$(300)	$(393,165)

The transition adjustment arose from the Company’s treatment of an upfront payment it received from one of its distributors for the rights to distribute one of the Company’s commercialized products.  The upfront payment was previously amortized immediately upon receipt over a 10-year term.  Under the new revenue standard, the upfront payment has been deferred.

The new guidance in ASC 606 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers under a five-step model: (1) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as a performance obligation is satisfied.

7

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 and 2017

2.	Summary of significant accounting policies (continued):

The Company generates revenue primarily through sale of its commercialized products. In contracts where the Company has more than one performance obligation to provide its customer with goods or services, each performance obligation is evaluated to determine whether it is distinct based on whether (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available and (ii) the good or service is separately identifiable from other promises in the contract. The consideration under the contract is then allocated between the distinct performance obligations based on their respective relative stand-alone selling prices. The estimated stand-alone selling price of each deliverable reflects the Company’s best estimate of what the selling price would be if the deliverable was regularly sold on a stand-alone basis and is determined by reference to market rates for the good or service when sold to others or by using an adjusted market assessment approach if selling price on a stand-alone basis is not available. The consideration allocated to each distinct performance obligation is recognized as revenue when control is transferred to the customer for the related goods or services.

The following table presents the Company’s revenues disaggregated by revenue source:

For the three months ended	2018	2017

Cardiology	$5,253	$5,199
Antibiotic	1,290	-

	$6,543	$5,199

The following table presents the Company’s revenues disaggregated by geography:

For the three months ended	2018	2017

Europe	$4,073	$2,254
Rest of World	2,470	2,945

	$6,543	$5,199

During the three months ended March 31, 2018, the Company adopted Accounting Standards Update No. (“ASU”) 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires that amounts generally described as restricted cash to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. Aside from conforming to new cash flow presentation and restricted cash disclosure requirements, the adoption of ASU 2016-18 did not have a material impact on the Company’s interim consolidated financial statements.

8

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 and 2017

2.	Summary of significant accounting policies (continued):

During the three months ended March 31, 2018, the Company adopted ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new standard clarifies certain aspects of the statement of cash flows, and aims to reduce diversity in practice regarding how certain transactions are classified in the statement of cash flows. This standard was effective January 1, 2018. The adoption of this guidance did not have a material impact on the Company's financial position and results of operations.

During the three months ended March 31, 2018, the Company adopted ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other Than Inventory. This new standard eliminates the deferral of the tax effects of intra-entity asset transfers other than inventory. As a result, the income tax consequences from the intra-entity transfer of an asset other than inventory and associated changes to deferred taxes will be recognized when the transfer occurs. The adoption of this guidance did not have a material impact on the Company's financial position and results of operations.

3.	Recent accounting pronouncements:

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment”. ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment. The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is evaluating the revised guidance to determine whether there will be any impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. The accounting for lessors will remain largely unchanged from the existing accounting standards. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is evaluating the new guidance to determine whether there will be any impact on its consolidated financial statements.

9

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 and 2017

4.	Financial instruments:

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, and long-term debt. The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate carrying values because of their short-term nature. The Company’s long-term debt is recorded under the effective interest method (note 10). The long-term debt is classified as Level 2 of the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks, including credit risk and market risk.

(a)	Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents and accounts receivable. The carrying amount of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to credit risk related to its accounts receivable. The majority of the Company’s accounts receivable arise from product sales which are primarily due from drug distributors and hospitals. The Company monitors the creditworthiness of its customers so that it can properly assess and respond to changes in their credit profile.

(b)	Market risk:

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect the Company’s income or the value of the financial instruments held.

(i)	Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign currency risk as a portion of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, revenue, and operating expenses are denominated in other than U.S. dollars. The Company manages foreign currency risk by holding cash and cash equivalents in foreign currencies to support forecasted foreign currency cash outflows. The Company has not entered into any forward foreign exchange contracts.

10

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 and 2017

4.	Financial instruments (continued):

(ii)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial instruments that potentially subject the Company to interest rate risk include cash and cash equivalents.

The Company is exposed to interest rate cash flow risk on its cash and cash equivalents as these instruments bear interest based on current market rates.

5.	Restricted cash:

At March 31, 2018, the Company held restricted cash relating to deposits which are pledged as collateral for bank guarantees for sales contracts with various hospitals and health authorities of $1,913 (December 31, 2017 - $1,863) and for operating lease arrangements of $242 (December 31, 2017 – $237).

The following table provides a reconciliation of cash, cash equivalents, and restricted cash that sum to the total of the amounts shown in the interim consolidated statement of cash flows:

	March 31,	December 31,
	2018	2017

Cash and cash equivalents	$13,603	$22,081
Restricted cash	2,155	2,100

Cash, cash equivalents, and restricted cash	$15,758	$24,181

6.	Inventories:

	March 31,	December 31,
	2018	2017

Finished goods	$3,275	$3,326
Work in process	633	891
Raw materials	2,219	2,210

	$6,127	$6,427

During the three months ended March 31, 2018, the Company had a write-down of inventory of $118 (three months ended March 31, 2017 - $70).

11

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 and 2017

7.	Property and equipment:

		Accumulated	Net book
March 31, 2018	Cost	amortization	value

Production equipment	$72	$35	$37
Software	90	58	32
Computer equipment	232	125	107
Leasehold improvements	531	155	376
Furniture and office equipment	177	126	51

	$1,102	$499	$603

		Accumulated	Net book
December 31, 2017	Cost	amortization	value

Production equipment	$70	$29	$41
Software	90	58	32
Computer equipment	152	122	30
Leasehold improvements	399	144	255
Furniture and office equipment	177	119	58

	$888	$472	$416

Amortization and depreciation expense for the three months ended March 31, 2018 amounted to $27 (three months ended March 31, 2017 - $36).

12

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 and 2017

8.	Intangible assets:

		Accumulated	Net book
March 31, 2018	Cost	amortization	value

Licenses	$20,394	$3,084	$17,310
Marketing rights	15,830	6,804	9,026
Trade name	1,131	617	514
Patents	4,362	3,863	499

	$41,717	$14,368	$27,349

		Accumulated	Net book
December 31, 2017	Cost	amortization	value

Licenses	$19,852	$2,551	$17,301
Marketing rights	15,830	6,531	9,299
Trade name	1,131	466	665
Patents	4,362	3,821	541

	$41,175	$13,369	$27,806

In the third quarter of 2017, the Company announced the execution of a distribution and license agreement with Basilea Pharmaceutica International Ltd. (“Basilea”), for the rights to commercialize Zevtera®/Mabelio® (ceftobiprole medocaril sodium) in 34 European countries and Israel. As consideration for the rights and licenses granted, the Company made a non-refundable payment to Basilea of CHF 5,000 ($5,200). Additional non-refundable milestone payments will be due to Basilea upon the Company’s achievement of various milestones. Milestone payments may also be due to Basilea based on achievement of pre-determined levels of annual net sales. The license is being amortized over the life of the agreement of 15 years.

Amortization and depreciation expense for the three months year ended March 31, 2018 amounted to $928 (three months ended March 31, 2017 - $ 799).

13

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 and 2017

9.	Accounts payable and accrued liabilities:

	March 31,	December 31,
	2018	2017

Trade accounts payable	$4,267	$4,007
Employee-related accruals	1,742	2,310
Other accrued liabilities	1,460	1,384

	$7,469	$7,701

10.	Long term debt:

	March 31,	December 31,
	2018	2017

Long-term debt, net of unamortized debt issuance costs and discount	$39,210	$40,000
Less: current portion	-	-
Long-term debt, net of unamortized debt issuance costs and discount	$39,210	$40,000

On June 13, 2016, the Company entered into a term loan agreement with CRG-managed funds (“CRG”) for up to $30,000 consisting of three tranches bearing interest at 14% per annum. The first tranche of $20,000 was drawn at closing and was used to extinguish long-term debt from Midcap Financial LLC and for general corporate purposes. The second and third tranches were never drawn.

On May 11, 2017, the Company amended the terms of its term loan agreement (the “first amendment”). Under the terms of the amended agreement, up to $50,000 is available to the Company consisting of four tranches bearing interest at 13% per annum. The first tranche of $20,000 was drawn on June 13, 2016 when the Company entered into the original term loan agreement, and a second tranche of $10,000 was drawn on the date of this amendment. A third tranche of $10,000 was drawn on August 8, 2017. A fourth tranche of up to $10,000 in increments of $5,000 was available to the Company on or prior to March 31, 2018 if the Company was able to reach certain revenue milestones. Notwithstanding the foregoing, the fourth tranche may be available to the Company if the Company and CRG mutually agree on a business development transaction. The loan matures on March 31, 2022 and is secured by substantially all of the assets of the Company. Under the terms of the amended agreement, an interest-only period is provided such that principal repayment begins in June 2020. If certain revenue milestones are met by the Company, the interest-only period may be extended such that there is only one principal payment at maturity.

14

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 and 2017

10.	Long term debt (continued):

Under the first amendment, interest is payable on a quarterly basis through the full term of the loan. Interest payments may be split, at the Company’s option, between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans until March 31, 2020. Subsequent to March 31, 2020, interest shall be payable entirely in cash. If certain revenue milestones are met by the Company, the period in which the Company, at its option, may split its interest payments between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans may be extended to March 31, 2022. On the maturity date, a back-end facility fee of 8% of the aggregate amount of the term loan will be payable to CRG, including the impact of any amounts accrued as paid in-kind interest. As a result, the Company is accruing the amount up to $44,481 under the effective interest method which will be the amount payable at maturity.

In consideration for the first amendment, 700,000 warrants with a strike price of $4.00 per common share were issued to CRG as of the date of the first amendment. The warrants have a term of 5 years and qualify as equity. The warrants were fair valued at $1,200 using the Black-Scholes model and are being accounted for as a discount to the long-term debt on a proportionate basis to the fair value of the entire long-term debt as of the date of the amendment. The discount is being amortized to interest expense over the life of the amended agreement under the effective interest method.

The Company is required to meet certain annual revenue covenants. If the revenue covenants are not met, the Company may exercise a cure right within 90 days of year-end by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and the Company’s revenue. The cash received from the cure right would be used to repay the principal.

On March 27, 2018, the Company entered into an agreement with CRG to amend the terms of the loan to adjust the annual revenue covenants (the “second amendment”). In consideration for this modification of long-term debt, the Company issued 800,000 warrants with a strike price of $2.50 per common share to CRG as of the date of the second amendment. The warrants have a term of 5 years and qualify as equity. The warrants were fair valued at $936 using the Black-Scholes model and are being accounted for as a discount to the long-term debt. The discount is being amortized to interest expense over the life of the amended agreement under the effective interest method. The Company was in compliance with the amended annual revenue covenants for the years ended December 31, 2017 and 2016.

During the three months ended March 31, 2018, the Company accrued in-kind interest of $408 (three months ended March 31, 2017 – nil).

15

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 and 2017

11.	Share capital:

Issued and outstanding:

Number
Common shares	of shares

Balance, December 31, 2017	34,637,312
Issued for cash upon exercise of options	200,000
Issued upon exercise of options in cashless transaction	19,749
Issued upon vesting of restricted share units, net of tax	11,901
Balance, March 31, 2018	34,868,962

12.	Share-based compensation:

(a)	Stock options:

Details of the stock option transactions for the three months ended March 31, 2018 are summarized as follows:

	Number	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (CAD$)
Outstanding as at December 31, 2017	2,892,057	5.52	3.07	69

Options granted	975,000	2.48
Options exercised	(267,000)	1.66
Outstanding as at March 31, 2018	3,600,057	5.00	3.62	523
Exercisable as at March 31, 2018	1,760,334	6.47	2.80	28

The outstanding options expire at various dates ranging from April 4, 2018 to March 23, 2023.

At March 31, 2018, stock options to executive officers and directors, employees and consultants were outstanding as follows:

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CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 and 2017

12.	Share-based compensation (continued):

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Range of		contractual	price		price
exercise prices (CAD$)	Number	life (years)	(CAD$)	Number	(CAD$)

$1.65 to $3.00	985,000	4.93	2.47	37,082	2.26
$3.01 to $5.63	1,477,183	3.61	4.29	791,052	4.39
$5.64 to $7.37	550,000	3.23	6.16	365,246	6.16
$7.38 to $12.55	587,874	1.82	9.91	566,954	9.85

	3,600,057	3.62	5.00	1,760,334	6.47

At March 31, 2018, there was $1,449 (December 31, 2017 – $805) of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.4 years (December 31, 2017 – 1.3 years).

The aggregate intrinsic value of stock options exercised during the three months ended March 31, 2018 was $98 (three months ended March 31, 2017 – $66).

The aggregate fair value of vested options during the three months ended March 31, 2018 was $293 (three months ended March 31, 2017 – $274).

For the three months ended March 31, 2018, $323 was recorded as stock-based compensation expense with $52 being recorded against liability and $271 being recorded against additional paid-in capital (three months ended March 31, 2017 – $289 was recorded as stock-based compensation expense with $13 being recorded against liability and $276 being recorded against additional paid-in capital).

The weighted average fair value of stock options granted during the three months ended March 31, 2018 was $0.94 (three months ended March 31, 2017 – $1.44). The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

17

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 and 2017

12.	Share-based compensation (continued):

Three months ended March 31	2018	2017

Dividend yield	-	-
Expected volatility	61.8%	64.5%
Risk-free interest rate	2.1%	1.1%
Expected average life of the options	4.0 years	3.7 years
Estimated forfeiture rate	-	-

There is no dividend yield as the Company has not paid, and does not plan to pay, dividends on its common shares. The expected volatility is based on the historical share price volatility of the Company’s daily share closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on the contractual term of the options and on historical data of option holder exercise and post-vesting employment termination behaviour. Forfeitures are estimated at the time of grant and, if necessary, management revises that estimate if actual forfeitures differ and adjusts stock-based compensation expense accordingly.

(b)	Restricted share unit plan:

Details of RSU transactions for the three months ended March 31, 2018 are summarized as follows:

	Number	Weighted average grant date fair value (USD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (USD$)
Outstanding as at December 31, 2017	96,956	$4.83	1.68	$147

RSUs granted	10,500	1.52		15
RSUs vested	(22,327)	7.44		49
RSUs forfeited	(2,000)	1.65
Outstanding as at March 31, 2018	83,129	$3.79	1.91	$194

At March 31, 2018, there was $169 (December 31, 2017 – $224) of total unrecognized compensation cost related to non-vested RSUs. That cost is expected to be recognized over a weighted average period of 1.9 years (December 31, 2017 – 1.7 years).

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CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 and 2017

12.	Share-based compensation (continued):

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. For the three months ended March 31, 2018, stock-based compensation expense related to RSUs of $72 (three months ended March 31, 2017 – $104) was recorded in selling, general and administration expenses and recorded against additional paid-in capital.

13.	Contingencies:

(a)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(c)	The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

19

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 and 2017

14.	Segmented information:

Revenue is earned through the sale of the Company’s commercialized products. The Company recognizes segmentation based on geography as follows:

Three months ended March 31, 2018	Europe	Rest of World	Total

Revenue	$4,073	$2,470	$6,543
Cost of goods sold	1,510	791	2,301
Gross margin	2,563	1,679	4,242

Three months ended March 31, 2017	Europe	Rest of World	Total

Revenue	$2,254	$2,945	$5,199
Cost of goods sold	516	1,120	1,636
Gross margin	1,738	1,825	3,563

During the three months ended March 31, 2018 and 2017, there were two customers that individually accounted for more than 10% of total revenue. In 2018, these two customers accounted for 15% each of total revenue (2017 – 31% and 19%).

Property and equipment by geographic area were as follows:

	March 31,	December 31,
As at	2018	2017

Europe	$293	$87
Rest of World	310	329

	$603	$416

Intangible assets by geographic area were as follows:

	March 31,	December 31,
As at	2018	2017

Europe	$26,850	$27,265
Rest of World	499	541

	$27,349	$27,806

20

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited)

As at March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 and 2017

15.	Subsequent event:

On March 19, 2018, the Company entered into a definitive arrangement agreement with Cipher Pharmaceuticals Inc. (“Cipher”) Under the terms of the agreement, Cipher will acquire the Canadian business portfolio of Cardiome for cash consideration of C$25,500, subject to shareholder approval.

The proposed transaction will be completed pursuant to the acquisition by Cipher of all of the outstanding shares of Cardiome, following a restructuring of Cardiome pursuant to a statutory plan of arrangement under the Canada Business Corporations Act. Pursuant to the arrangement, Cardiome shareholders will receive common shares, on a one-for-one ratio, of a newly created Canadian entity named Correvio Pharma Corp. that will apply for a substitution listing on the Nasdaq and TSX. Correvio Pharma Corp. will acquire and hold all of Cardiome’s pre-transaction assets and liabilities, excluding the Canadian business portfolio being acquired by Cipher under the arrangement.

On May 9, 2018, the Company received shareholder approval in favor of the arrangement and on May 15, 2018, the transaction closed. C$24,500 was received immediately upon closing and C$1,000 will be received in increments of C$250 in each of the four successive quarters subsequent to closing.

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